EXHIBIT 8

To announce the Company’s April 2012 revenues

Date of events: 2012/05/10

Contents:

1.Date of occurrence of the event:2012/05/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 2.2% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.7 billion in April 2012. Operating costs and expense increased by 5.3% to NT$11.5 billion. Net income decreased by 16.2% to NT$3.8 billion, and EPS decreased by 15.3% to NT$0.5. To sum up, local, DLD and mobile voice service revenue decline, as well as broadband access and HiNet service revenue decrease offset the increase in mobile value added service revenue and handset sales. In addition to the overall revenue decrease, the increase in operating costs and expense also resulted in the decline of net income, EBITDA and EPS year over year. Mobile communications business revenue increased 4.4% year over year. Mobile value added service revenue grew by 30.8% because of the increase in mobile internet subscribers. Mobile voice revenue decreased 3.9% due to the market competition and the NCC’s mandated tariff reduction. Broadband access revenue decreased by 7.4% due to the fiber tariff reduction in mid 2011 and the ADSL tariff reduction starting this year. HiNet service revenue decreased by 8.2% also because of tariff reductions along with the aforementioned fiber and ADSL tariff cuts. MOD revenue increased 28.2% year over year. For traditional fixed line services, local service revenue decreased by 4.7% because of mobile substitution. Domestic long distance service revenue decreased 38.2% due to the tariff reduction starting this year as well as the mobile and VOIP substitution. International long distance service revenue decreased 5.6% attributable to market competition. Operating costs and expenses increased 5.3% year over year, mainly attributable to higher maintenance & material expense and marketing expenses for broadband service and mobile internet service promotion. In addition, interconnection costs were also higher.

6.Countermeasures:None

7.Any other matters that need to be specified: None